Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: November 4th, 2004

ALTANA Aktiengesellschaft

(Translation of Registrant’s name into English)

Am Pilgerrain 15
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Press release

     This Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8, dated September 13, 2002 (File No. 333-99485), dated September 24, 2003 (File No. 333-109074), and dated September 24, 2004
(File No. 333-119240).

     This Report on Form 6-K contains:

•	Press Release of November 4th, 2004

•	Quarterly Report as to September 30, 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft
Dated: November 4th, 2004	By:	/s/ Nikolaus Schweickart
		Name:	Dr. Nikolaus Schweickart
		Title:	Chairman of the Management Board and Chief Executive Officer

	By:	/s/ Hermann Küllmer
		Name:	Dr. Hermann Küllmer
		Title:	Chief Financial Officer and Member of the Management Board

Press release	ALTANA AG

P.O. Box 1244
61282 Bad Homburg v.d.H.

Herbert-Quandt-Haus
Corporate Communications
Am Pilgerrain 15
61352 Bad Homburg v.d.H.
Germany

P +49 (0) 6172 1712-160
F +49 (0) 6172 1712-158
PR@altana.de
www.altana.com

ALTANA: Markedly positive business performance

Strong third quarter; new record year in sight

Bad Homburg, November 4, 2004 — A strong third quarter with double-digit growth rates of 10% in sales and 16% in EBT enabled ALTANA AG (NYSE: AAA, FSE: ALT) to increase sales in the first nine months of 2004 to around €2.2 billion, an improvement of 9% on the prior year’s figure (2003: around €2 billion). Adjusted for currency effects, sales volume increased by 12%.

“Also with its third quarter performance, ALTANA is well on the way to achieving the growth targets set for 2004 at the upper level of expectations and to concluding the business year with new record figures,” stated Dr. Nikolaus Schweickart, President and CEO of ALTANA AG.

International business remains the driving force behind growth. International sales were up 11% at around €1.9 billion, and now account for 84% of total sales. Growth rates differ significantly by region: The Asian region accounts for the strongest growth, with an increase of 29% to €189 million. In the European markets outside Germany, ALTANA achieved sales of €770 million, an increase of 15%. The Latin American business rose by 10% to €204 million. North American sales grew by 5% to €679 million. In Germany ALTANA achieved sales of €356 million, up 1% on the prior year’s figure.

Positive earnings trend
After the first three quarters, pre-tax earnings (EBT) amounted to €485 million, up 7% on the prior year’s figure. EBITDA rose by 6% to €565 million, EBIT by 8% to €477 million. In the first nine months, a lower tax rate helped push consolidated earnings up 15% to €299 million.

Over the first nine months the operating return (EBITDA) totaled 25.3% and the EBT margin was 21.7%. Earnings per share increased by 15% to €2.20.

Capital expenditure and number of employees increased
In the period under review, ALTANA stepped up capital expenditure on property, plant and equipment by 19% to €133 million. At €328 million, R&D expenditure was up 11% on the prior year.

As of September 30, 2004 ALTANA employed some 10,800 people around the world, 3% more than in the previous year (2003: around 10,500). Of the total workforce, about 5,000 were employed in Germany (+4%) and about 5,800 abroad (+3%).

ALTANA Pharma with double-digit growth in operating sales
As per September 30, 2004, ALTANA Pharma AG, Constance, increased sales by 7%, up from around €1.5 billion in 2003 to around €1.6 billion. Adjusted for currency effects this translated as a 10% gain in operating sales. While international sales rose by 9% to around €1.3 billion, sales in the home market fell by 3% to €264 million. Sales in the core Therapeutics business rose by 7% to almost €1.4 billion. The growth driver is again our innovative gastrointestinal drug Pantoprazole (Pantozol®/Protonix®). ALTANA Pharma’s own first nine-month sales of Pantoprazole amounted to €908 million, an increase of 9%. All sales partners included, first nine-month market sales amounted to around €1.8 billion, an increase of 8%. In the U.S., Pantoprazole’s market share of new prescriptions in the market segment under review was at 23.3% by the end of September. Sales in local currencies amounted to U.S. $1.2 billion, up 9% on the prior year’s level. Expressed in local currencies, worldwide market sales of Pantoprazole are still expected to achieve continued double-digit growth, with particularly strong expansion in Europe and an increase of around 8 to 10% in the U.S. market for 2004 as a whole. Expressed in €, growth in ALTANA Pharma’s own sales of Pantoprazole is expected to be around 10%.

Despite continuing high expenditure on the development of Alvesco® (Ciclesonide) and Daxas® (Roflumilast), the costs involved in preparing their market launch as well as shortfalls due to the German Health Policy, earnings before taxes (EBT) amounted to €406 million, an increase of 2% on the prior year’s level. The EBT margin and the EBITDA margin remain at high level, with 25.8% and 29.5% respectively.

Meanwhile, ALTANA Pharma has been granted market approval for Alvesco® in Australia, Brazil, Mexico, and the United Kingdom, the reference state for the mutual recognition process for approvals in other European countries. From today’s perspective, ALTANA expects launch dates in Europe in the first quarter of 2005. On October 21, ALTANA’s U.S. cooperation partner Sanofi-Aventis received an approvable letter from the U.S. Food and Drug Administration (FDA) for Alvesco®. This represents an important milestone achievement in our preparations for the market launch of Alvesco®.

The clinical development of Daxas® for the treatment of COPD (smoker’s lung) and asthma continues to make good progress. Daxas® could become the first in the new class of PDE4-inhibitors to receive market approval. After its filing for approval in Europe in February 2004, the application for approval of Daxas® in the U.S. is intensively being prepared. The application for the U.S. approval was originally planned for the first half of 2005. Due to the fact that the enrolment in the U.S. trials is taking longer than expected this ambitious schedule can no longer be kept.

ALTANA Chemie with strong growth dynamics
ALTANA Chemie AG, Wesel, achieved a substantial increase in sales in the first nine months of 2004, up 16% to €659 million. Adjusted for currency effects this translates as an increase of 19%. The net effect of acquisitions and divestments accounted for 7% of this increase. International sales rose by 16% to €567 million, domestic sales improved by 14% to €92 million. The business unit Additives & Instruments reported an increase of sales of 12% to €267 million. In the Electrical Insulation business unit sales were up 37% on the previous year’s figure of €220 million, for the large part acquisition-related, while the business unit Coatings & Sealants achieved an increase of only 1% to €172 million due to divestments already in effect.

EBT rose disproportionately by 35% to €95 million, with the change in goodwill accounting rules (IFRS 3) effective from 2004 having an impact of +€8 million. The increase is due to an encouraging sales trend on the one hand, and the successful integration of Electrical Insulation acquisitions as well as the results of productivity-enhancing measures on the other. The return on sales (EBT) was 14.4%. EBITDA increased by 20% to €126 million; the operating return (EBITDA) increased to 19.2%. These results reinforce the leading position of ALTANA Chemie on an international comparison of the specialty chemicals industry.

Just a few days ago, ALTANA Electrical Insulation opened a highly modern production facility in Zhuhai (near Hong Kong) after a construction period of one-and-a-half years. On an area of 70,000 square meters, ALTANA Electrical Insulation Zhuhai produces specialty chemicals such as wire enamels, impregnating resins and casting compounds at an annual capacity of 25,000 metric tons.

Forecast for 2004 confirmed
ALTANA expects to see business performance continue along a positive trend in 2004 as a whole, with high single-digit growth in sales. Despite substantially higher second-half expenditure on R&D and the costs of preparing the market launch of our product candidates, pre-tax earnings (EBT) are expected to finish above the prior year’s level. We are confident to be able to achieve earnings before taxes of slightly above €600 million. At a level of more than 20%, the anticipated return on sales (EBT) for 2004 will again be substantially above the market average. Thus ALTANA is heading for another business year with record figures.

The investment and research program for the years of 2004 to 2006 will be continued with an investment volume of well over €2 billion from cash flow. This volume is significantly higher than that of the previous three years and will ensure the company’s future profitability as an innovative and internationally-oriented group.

Key figures, 1-9 2004

	January to	January to
	September	September
ALTANA Group	2004	20031)	Change
	in € million	in € million	in %
Sales	2,234	2,042	+ 9
Earnings before interest, taxes, depreciation and amortization (EBITDA)	565	531	+ 6
Earnings before interest and taxes (EBIT)	477	442	+ 8
Earnings before taxes (EBT)	485	451	+ 7
Return on sales (EBT) in %	21.7	22.1
Consolidated profit (EAT)	299	259	+ 15
Earnings per share in €	2.20	1.90	+ 15
Number of employees	10,781	10,448	+ 3

1)	After adjustment of the accounting of milestone payments in fall 2003

Webcast
Today, November 4, at 11 a.m. (CET), a webcast will run parallel to ALTANA’s press conference held in Bad Homburg. There will also be a webcast parallel to the analyst meeting at 3 p.m. More information about the webcasts, this press release and the report on Q3 is available on the Internet at www.altana.com.

This press release contains forward-looking statements, i.e., current estimates or expectations of future events or future results. The forward-looking statements appearing in this press release include revenue and earnings projections for the ALTANA group, ALTANA’s pharmaceutical product Pantoprazole, ALTANA’s projections for the volume of its R&D Program, ALTANA’ s expectations to launch Alvesco® in Europe in the first quarter of 2005 and that the application for the U.S. approval of Daxas® will take place later but that Daxas® may be approved as first in class PDE4-inhibitor. These statements are based on beliefs of ALTANA’s management as well as assumptions made by and information currently available to ALTANA. Many factors that ALTANA is unable to predict with accuracy could cause ALTANA’s actual results, performance or achievements to be materially different from those that may be expressed or implied by such forward-looking statements. These factors include ALTANA’s ability to develop and launch new and innovative pharmaceutical and chemical products, the granting of marketing approvals by the competent authorities, price regulations for pharmaceuticals and budgeting decisions of local governments and health care providers, the level of ALTANA’s investment in pharmaceuticals related R&D, the sales and marketing methods used by ALTANA to distribute its pharmaceuticals, the composition of ALTANA’s pharmaceuticals portfolio, ALTANA’s ability to maintain close ties with its chemicals customers, the business cycles experienced by ALTANA’s chemicals customers and the prices of the raw materials used in ALTANA’s chemicals business.

Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.

For inquiries:

Dr. Thomas Gauly
Head of Corporate Communications &
Investor Relations

Media Relations:
P +49 (0) 6172 1712-160
P +49 (0) 6172 1712-168
F +49 (0) 6172 1712-158

Investor Relations:
P +49 (0) 6172 1712-163
P +49 (0) 6172 1712-165
F +49 (0) 6172 1712-158

Investor Relations USA:
P +1 212 974-6192
F +1 212 974-6190

>	OPENNESS AND COMPETENCE Quarterly Report as to September 30, 2004

> At a Glance

in € million	Q1-3 2004	Q1-3 2003	Δ%
Sales	2,234	2,042	9
Earnings before interest, taxes, depreciation and amortization (EBITDA)	565	531	6
Earnings before interest and taxes (EBIT)	477	442	8
Earnings before taxes (EBT)	485	451	7
Return on sales (in %)	21.7	22.1
Income before minority interests (EAT)	299	259	15
Earnings per share (EPS, in €)	2.20	1.90	15
Cash flow from operating activities	318	385	-17
Capital expenditure	152	173	-12
Number of employees (Sept. 30)	10,781	10,448	3

> Sales by region

in € million		Q1-3 2004%		Q1-3 2003
Europe	1	1,126	51	1,023
Germany		356	16	352
Europe excluding Germany		770	35	671
North America	2	679	30	649
U.S.		595	27	579
Latin America	3	204	9	186
Asia	4	189	8	147
Other regions	5	36	2	37
Total		2,234	100	2,042

SALES PERFORMANCE OF THE GROUP

ALTANA GROUP MAINTAINS GROWTH TREND

At € 2,234 million, ALTANA AG reported 9% growth in sales compared to the first nine months of 2003. The positive business trend established in the first six months of 2004 therefore continued seamlessly into the third quarter. Operating growth amounted to 10%, with the effects of exchange rate fluctuations and acquisitions balancing each other out.

     Domestic sales remained at prior-year level with € 356 million (+1%). The sales shortfalls reported by the Pharmaceuticals division (-3%) due to the mandatory discount were more than compensated for by the growth achieved in the Chemicals division (+14%). Despite negative currency effects, earnings abroad were up by 11% on the prior year at € 1,878 million. Substantial growth was achieved in the European markets (+15%) and in Asia (+29%). Business in North America grew by 5% expressed in euros, with a negative exchange rate development U.S.$/€ of 9%. In Latin America sales climbed by 20% excluding exchange rate fluctuations. International business now accounts for 84% of net sales (2003: 83%).

EARNINGS SITUATION OF THE GROUP

EARNINGS BEFORE TAXES (EBT) UP BY SEVEN PERCENT

Earnings before taxes (EBT) were up by 7%, i.e. almost the same as sales, to € 485 million at the end of September. Growth has accelerated in the course of the year. The EBT margin was 21.7% as against 22.1% in the prior year.

     Compared to last year’s results, which included a capital gain of € 20 million from the sale of a pharmaceutical product line, this year’s results reflect the discontinuation of scheduled goodwill amortization (IFRS 3) — 2003: € 11 million. Excluding both effects, the comparable growth of earnings amounts to 10%.

     Earnings after taxes (EAT) rose by 15% to € 299 million due a lower tax rate reflecting the increasing share of earnings abroad, in particular from countries with lower tax rates. Earnings per share climbed correspondingly to € 2.20.

> Key profit figures

	Q3 2004		Δ%	Q3 2003
	€ m	%		€ m	%
Sales	751	100	10	684	100
Gross profit	497	66.2	11	447	65.4
Earnings before interest, taxes, depreciation and amortization (EBITDA)	191	25.5	14	168	24.5
Earnings before interest and taxes (EBIT)	162	21.5	18	137	20.0
Earnings before taxes (EBT)	165	21.9	16	141	20.6
Income before minority interests (EAT)	105	14.0	34	78	11.4
Earnings per share (EPS, in €)	0.78		34	0.57

	Q1-3 2004		Δ%	Q1-3 2003
	€ m	%		€ m	%
Sales	2,234	100	9	2,042	100
Gross profit	1,469	65.7	9	1,346	65.9
Earnings before interest, taxes, depreciation and amortization (EBITDA)	565	25.3	6	531	26.0
Earnings before interest and taxes (EBIT)	477	21.3	8	442	21.6
Earnings before taxes (EBT)	485	21.7	7	451	22.1
Income before minority interests (EAT)	299	13.4	15	259	12.7
Earnings per share (EPS, in €)	2.20		15	1.90

PHARMACEUTICALS DIVISION: SALES PERFORMANCE

ALTANA PHARMA ACHIEVES DOUBLE-DIGIT OPERATING GROWTH WITH PANTOPRAZOLE, ITS MAIN SALES DRIVER

ALTANA Pharma increased its sales by 7% over the first nine months of 2004. Three percentage points were lost due to the negative impact of a weak U.S. dollar. Expressed in local currencies, the Pharmaceuticals division pushed operating growth up by 10%. Sales revenues totaled € 1,575 million (2003: € 1,473 million). As expected, the core business “Therapeutics” generated the largest contribution to total sales — 87% as at the end of the third quarter — with prescription drugs. World-wide market sales of Pantoprazole (Pantozol®/ Protonix®), ALTANA Pharma’s main sales driver, amounted to € 1,830 million, 8% more than in the same period last year. Sales generated by ALTANA itself with this medication were up by 9% to € 908 million. Demand for Pantoprazole in Europe was particularly encouraging (+23%), whilst in the U.S. and Canada, sales also achieved growth, up by 9% and 14% respectively expressed in local currencies. The market share of new prescriptions in the corresponding market segment climbed from 21.2% at the beginning of the year to 23.3% by the end of September.

     In regional terms, impetus for growth came exclusively from our international business, which grew by 9% to € 1,311 million during the period under review. This is equivalent to an 83% share of total sales (2003: 82%). The main sources of sales growth were in Europe outside of Germany (+15%). North American sales rose by 4% expressed in euros. Domestic sales fell by 3%.

> Sales by business unit

in € million		Q1-3 2004%		Q1-3 2003
Therapeutics	1	1,375	87	1,283
OTC	2	83	5	75
Imaging	3	81	5	79
Other	4	36	3	36
Total		1,575	100	1,473

> Sales by region

in € million		Q1-3 2004%		Q1-3 2003
Europe	1	770	49	712
Germany		264	17	271
Europe excluding Germany		506	32	441
North America	2	577	37	554
U.S.		500	32	490
Latin America	3	173	11	159
Other regions	4	55	3	48
Total		1,575	100	1,473

PHARMACEUTICALS DIVISION: EARNINGS TREND

SLIGHT INCREASE DESPITE HIGH INVESTMENT IN THE FUTURE

Continued high expenditure on the development and market launch preparations for our two innovative product candidates, Alvesco® (Ciclesonide) and Daxas® (Roflumilast), as well as losses due to the mandatory discount applicable in Germany on non-reference price drugs slowed down the growth in earnings over the past nine months. Earnings before taxes (EBT) totaled € 406 million at the end of September, 2% up on the prior year’s figure, which included income of U.S. $ 22 million from the sale of the Chromagen product line in the U.S. The EBT margin stood at 25.8% (2003: 27.0%) and the EBITDA margin at 29.5% (2003: 30.7%).

FURTHER INFORMATION

RESEARCH AND DEVELOPMENT

At the end of August the approval authorities in Brazil and Mexico granted market approval for Alvesco® (Ciclesonide), our novel inhaled corticosteroid for treating asthma of all degrees of severity at doses from 80 to 640 µg. This respiratory drug was approved in Australia in February 2004 and in the U.K. in April 2004. From today’s perspective, ALTANA Pharma expects initial Alvesco® market launches in Europe in the first quarter of 2005. On October 21, ALTANA’s U.S. corporation partner Sanofi-Aventis received an approvable letter from the U.S. Food and Drug Administration (FDA) for Alvesco®. This represents an important milestone achievement in our preparations for the market launch of Alvesco®.

     Approval proceedings are currently underway in Europe for Daxas® (Roflumilast), an innovative oral PDE4 inhibitor. An approval application for submission to the FDA, the U.S. Food and Drug Administration, is in preparation. The quality of the existing clinical data is very satisfying. But due to delays in enrolment in some trials of this extensive clinical program it is now expected that the application for the U.S. approval through our cooperation partner Pfizer may not take place in the first half of 2005 as originally planned.

CAPITAL EXPENDITURE

Capital expenditure on property, plant and equipment totaled € 101 million over the past nine months. Investment activity was increased by 56%. Current investment is focused on the construction of a new production site in Ireland, the expansion of production capacity at the Oranienburg site and work to extend the research capacity at the headquarters in Constance, and in India.

EMPLOYEES

The ALTANA Pharma workforce increased by 412 employees, i.e. 5%, in the first nine months of 2004. Of a total of 8,166 employees, 3,666 (+4%) worked in Germany and 4,500 (+6%) abroad as of the end of September.

CHEMICALS DIVISION: SALES PERFORMANCE

ALTANA CHEMIE ACHIEVES FURTHER GROWTH ON A BROAD BASIS

ALTANA Chemie increased its sales by 16% to € 659 million (2003: € 569 million). Adjusted for exchange rate effects growth amounts to 19%. The net effect from acquisitions and divestments had a 7% share. Demand increased in all the markets of ALTANA Chemie’s three business units, each of which contributed to the strong operating growth in sales. The Additives & Instruments business unit again developed at a particularly dynamic pace, generating sales of € 267 million during the period under review to achieve organic growth of 12%. Sales at ALTANA Electrical Insulation rose by 37% to € 220 million, primarily due to acquisitions, whilst sales at ALTANA Coatings & Sealants (€ 172 million) were only slightly higher (+1%) than last year’s level due to divestments.

     Domestic sales grew by 14% to € 92 million. International business improved by 16% to € 567 million. Sales growth was particularly high in European countries outside of Germany (+15%) and in Asia (+28%).

> Sales by business unit

in € million		Q1-3 2004%		Q1-3 2003
Additives & Instruments	1	267	41	238
Electrical Insulation	2	220	33	160
Coatings & Sealants	3	172	26	171
Total		659	100	569

> Sales by region

in € million		Q1-3 2004%		Q1-3 2003
Europe	1	356	54	311
Germany		92	14	81
Europe excluding Germany		264	40	230
North America	2	102	16	95
U.S.		95	14	89
Asia	3	147	22	115
Other regions	4	54	8	48
Total		659	100	569

CHEMICALS DIVISION: EARNINGS TREND

ENCOURAGING GROWTH IN EARNINGS

At the end of the first nine months of 2004, earnings before taxes (EBT) stood at € 95 million, i.e. 35% up on the prior year. Both the successful integration of the Schenectady business and a good performance of all the business units contributed to this disproportionately high growth. The return on sales (EBT) increased from 12.4% to 14.4%.The changes in the goodwill accounting rules (IFRS 3) which came into effect at the beginning of 2004 had a positive impact on income (€ 8 million). The EBITDA figure, unaffected by these changes, correspondingly rose from 18.5% to 19.2%.

FURTHER INFORMATION

PORTFOLIO MEASURES

As part of the strategic business portfolio realignment to packaging coatings, ALTANA Coatings & Sealants concluded two divestment projects in Q3. At the beginning of July, the coil coating business of the subsidiary Rhenacoat S.A., generating sales of € 12 million in 2003, was sold to Akzo Nobel. In early August, ALTANA Coatings & Sealants sold its 51% shareholding in Salchi Rhenacoat s.r.L, Milan, to its Italian joint venture partner. Established in 1993, the joint venture achieved sales of € 27 million in 2003.

CAPITAL EXPENDITURE

ALTANA Chemie invested a total of € 31 million in property, plant and equipment (2003: € 40 million), primarily on the expansion of the Wesel site (Additives) and a new factory in China (Electrical Insulation) in the first nine months of 2004. A further € 14 million were invested in intangible assets in connection with the acquisition of the electrical insulation business of Ranbar Electrical Material Inc., U.S.

EMPLOYEES

The worldwide headcount of ALTANA Chemie was 2,553 as of September 30, 2004, 3% lower than as of September 30, 2003. The slight decrease is due to divestments associated with the strategic realignment of the Coatings & Sealants business unit. At the end of the third quarter, a total of 1,222 people (+4%) were employed in Germany and 1,331 (-9%) abroad.

SEGMENT REPORTING

			Holding
in € million	Pharmaceuticals	Chemicals	company	Group
Net sales
Q1-3 2004	1,575	659	—	2,234
Q1-3 2003	1,473	569	—	2,042
Operating income (EBIT)
Q1-3 2004	404	99	-26	477
Q1-3 2003	393	76	-27	442
Earnings before taxes (EBT)
Q1-3 2004	406	95	-16	485
Q1-3 2003	398	70	-17	451
Capital expenditure[1]
Q1-3 2004	106	45	1	152
Q1-3 2003	68	98	7	173
Employees
Sept. 30, 2004	8,166	2,553	62	10,781
Sept. 30, 2003	7,754	2,630	64	10,448

[1]	Capital expenditure on property, plant and equipment and intangible assets

ASSET AND FINANCIAL POSITION
OF THE GROUP

SOUND BALANCE SHEET STRUCTURE
The ALTANA Group’s total assets have risen by 4 % to €2,630 million since the beginning of the year. This balance sheet growth is essentially due to fixed assets and the increase of inventories and receivables largely attributable to business. Securities, cash and cash equivalents account for 20 % of total assets. Shareholders’ equity totaling €1,568 million comprises 60 % of total assets.

CASH FLOW
Cash flow provided from operating activities amounted to €318 million and thus remained below the prior-year level of €385 million despite a clear growth of earnings. This was mainly due to higher cash outflow for taxation in the course of the year as well as the increased cash inflow from milestone payments the prior

> ALTANA Group Consolidated Cash Flow Statement

in € million	Q1-3 2004	Q1-3 2003
Cash flow provided from operating activities	318	385
Cash flow used in investing activities	-131	-174
Cash flow used in financing activities	-209	-147
Effects of changes in companies consolidated and in exchange rates on cash and cash equivalents	1	-5
Net change in cash and cash equivalents	-21	59
Cash and cash equivalents as of Jan.1	288	323
Cash and cash equivalents as of Sept. 30	267	382

year. Cash flow used in investing activities reflects the high level of investments in capital expenditure and the reduction of the marketable securities’ position. Cash flow used in financing activities comprises the dividend payment for the prior year as well as funds to buy back shares and to repay loans. Group liquidity, including securities, cash and cash equivalents, decreased since the beginning of the year by € 47 million to achieve € 533 million. As of September 30, 2004, the ALTANA Group’s net liquid assets amount to € 475 million.

OUTLOOK

ALTANA GROUP:
ON TARGET FOR THE WHOLE YEAR 2004
ALTANA expects high single-digit sales growth for 2004 as a whole. Substantially higher expenditure on preparing the market launches of product candidates in the Pharmaceuticals division results in a slow-down in growth of earnings before taxes which will amount slightly above € 600 million. At a level of more than 20%, the EBT return on sales will again be significantly above the industry average.

ALTANA PHARMA:
BUILDING ON ITS CORE BUSINESS
Adjusted for exchange rate, acquisition and divestment effects, the Pharmaceuticals division anticipates double-digit growth in sales and high single-digit EBT growth. Expressed in local currencies, we expect to see further double-digit growth rates in worldwide market sales of Pantoprazole.

ALTANA CHEMIE:

FURTHER DYNAMIC GROWTH

The Chemicals division expects to finish 2004 as a whole with double-digit sales growth and disproportionately high earnings.

ALTANA SHARE AT DAX LEVEL
AFTER NINE MONTHS

Against the background of soaring crude oil prices and related concerns about the duration of the current economic slowdown, July and August saw substantial share price revisions on the international capital markets. In August, the DAX fell to a new record low for the year (3,618 points) before it rallied again early in September to head for the 4,000 point mark, driven up by the temporary fall in oil prices. In contrast to the Dow Jones, the German stock market index failed to reach its psychologically important level and, following largely sideways movement in September due to the lack of sustained upward impetus, closed the third quarter at 3,893 points. The Dow Jones closed at 10,080 on September 30, 2004. Both the DAX and the Dow Jones lost 1.8% and 3.6% respectively since the beginning of the year.

     Two factors above all were responsible for the ALTANA share’s sharp downturn in July, and then in August in particular: on the one hand details about the approval of Alvesco® and, on the other hand, additional losses still expected at that time in connection with the German health reform. As a result, the ALTANA share dropped to a new yearly low at € 41.98 on August 11. The share then recovered in September after the full-year forecast for the ALTANA Group was upheld and it became clear that the new reference price regulation coming into effect in 2005 will not generate net additional costs over the 16 % mandatory discount applied this year. Pantoprazole, ALTANA’s main sales driver, will be affected by this new reference price system. The share price closed at € 46.85 on September 30. The ALTANA share price therefore lost 1.7 % in the first nine months of 2004, moving on a par with the DAX. On the New York Stock Exchange the share price followed a similar trend. Taking currency fluctuations into account, the share price fell by 0.5%.

On the DAX list issued by the German stock exchange ALTANA ranked 25 (June 30: 24) in terms of total trading volume and 29 (June 30: 27) in terms of market capitalization. The market capitalization of ALTANA AG amounted to € 6.6 billion as at the end of September.

>	Comparative performance ALTANA/DAX January 1 — September 30, 2004

ALTANA GROUP THIRD QUARTER STATEMENT
(ABRIDGED)

ALTANA GROUP CONSOLIDATED BALANCE SHEET

ASSETS	Sept. 30,	Dec. 31,
in € million	2004	2003
Intangible assets, net	226	230
Property, plant and equipment, net	747	687
Long-term investments	48	26
Total fixed assets	1,021	943
Inventories	338	319
Receivables and other assets	671	611
Marketable securities	266	292
Cash and cash equivalents	267	288
Deferred tax assets	67	79
Total assets	2,630	2,532

LIABILITIES, PROVISIONS AND
SHAREHOLDERS' EQUITY	Sept. 30,	Dec. 31,
in € million	2004	2003
Total shareholders’ equity	1,568	1,445
Minority interests	3	7
Total provisions	571	553
Debt	58	96
Other liabilities	430	431
Total liabilities	488	527
Total liabilities, provisions and shareholders’ equity	2,630	2,532

ALTANA GROUP STATEMENT OF CHANGES IN EQUITY

	Q1-3	Q1-3
in € million	2004	2003
Shareholders’ equity (Jan. 1)	1,445	1,250
Dividend for the prior year	-113	-103
Net income	299	259
Translation adjustments	6	-19
Purchase of treasury shares	-64	-49
Change of revaluation reserve	-4	13
Other changes	-1	2
Shareholders’ equity (Sept. 30)	1,568	1,353

ALTANA GROUP CONSOLIDATED INCOME STATEMENT

	Q3	Q3	Q1-3	Q1-3
in € million	2004	2003	2004	2003
Net sales	751	684	2,234	2,042
Cost of sales	-254	-237	-765	-696
Gross profit	497	447	1,469	1,346
Selling and distribution expenses	-201	-180	-584	-525
Research and development expenses	-111	-92	-328	-295
General administrative expenses	-38	-33	-110	-98
Other operating income and expenses	15	-5	30	14
Operating income	162	137	477	442
Financial income	3	4	8	9
Income before taxes and minority interests	165	141	485	451
Income tax expense	-60	-63	-186	-192
Income before minority interests	105	78	299	259
Minority interests	—	—	—	—
Net income	105	78	299	259
Earnings per share (in €)	0.78	0.57	2.20	1.90
Weighted average common shares outstanding Jan. 1-Sept. 30(thousands)			135,962	136,286

For interim reports the same accounting policies are generally applied as for the preparation of the consolidated financial statements.

     As of January 1, 2004 we have retroactively applied the new IFRS 3 “Business Combinations” as well as the revised IAS 38 and IAS 36. This is applied prospectively starting as of January 1, i.e. all acquisitions after this date will be accounted for according to the new standard; prior years’ financial statements will not be adjusted. In addition, goodwill is no longer amortized as of this date but there will be an annual impairment test. In the first three quarters of 2004, goodwill amortization would have amounted to € 14.4 million.

This report is unaudited.

This report on the third quarter 2004 contains forward-looking statements, i.e., current estimates or expectations of future events or future results. The forward-looking statements appearing in this report include revenue and earnings projections for the ALTANA group, ALTANA’s pharmaceutical product Pantoprazole, ALTANA’s projections for the volume of its R&D Program, ALTANA’s expectations to launch Alvesco® in Europe in the first quarter of 2005 and that the application for the U.S. approach of Daxas® will take place later. These statements are based on beliefs of ALTANA’s management as well as assumptions made by and information currently available to ALTANA. Many factors that ALTANA is unable to predict with accuracy could cause ALTANA’s actual results, performance or achievements to be materially different from those that may be expressed or implied by such forward-looking statements. These factors include ALTANA’s ability to develop and launch new and innovative pharmaceutical and chemical products, price regulations for pharmaceuticals and budgeting decisions of local governments and health care providers, the level of ALTANA’s investment in pharmaceuticals related R&D, the sales and marketing methods used by ALTANA to distribute its pharmaceuticals, the composition of ALTANA’s pharmaceuticals portfolio, ALTANA’s ability to maintain close ties with its chemicals customers, the business cycles experienced by ALTANA’s chemicals customers and the prices of the raw materials used in ALTANA’s chemicals business.

     Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.

If you have any queries or require further information, please contact ALTANA AG, Corporate Communications.

     Visit our website at www.altana.com for up-to-date news and background information on the ALTANA Group.

Dr. Thomas Gauly
Senior General Manager
Head of Corporate Communications
& Investor Relations
P +49 (0) 6172 17 12-153
F +49 (0) 6172 17 12-158

Investor Relations
IR@altana.de
Sandra Fabian	Dr. Harald Schäfer
P +49 (0) 6172 1712-163	P +49 (0) 6172 1712-165
F +49 (0) 6172 1712-158	F +49 (0) 6172 1712-158

In the U.S.:
Claudia Diller
P +1 212 974-6192
F +1 212 974-6190

Media Relations
PR@altana.de
Steffen Müller	Stefan Schmidt
P +49 (0) 6172 1712-160	P +49 (0) 6172 1712-168
F +49 (0) 6172 1712-158	F +49 (0) 6172 1712-158

ALTANA AG
Corporate Communications
Herbert-Quandt-Haus
Am Pilgerrain 15
61352 Bad Homburg v.d. Höhe
Germany

> Financial Calendar 2004/2005
Report on Q3 2004	November 4, 2004
Press conference	November 4, 2004
Analyst meeting	November 4, 2004
Report on sales 2004	January 27, 2005
Report on business year 2004	March 17, 2005
Press conference	March 17, 2005
Analyst meeting	March 17, 2005
Report on Q1 2005	April 28, 2005
Annual General Meeting, Frankfurt	May 4, 2005
Please note that the above mentioned dates might be subject to changes.